UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

 SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

 REPROS THERAPEUTICS INC.
(Name of Subject Company)

 REPROS THERAPEUTICS INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

76028H209
(CUSIP Number of Class of Securities)

Larry M. Dillaha, M.D.

President and Chief Executive Officer

Repros Therapeutics Inc.

2408 Timberloch Place, Suite B-7

The Woodlands, Texas 77380

(281) 719-3400

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Justin W. Chairman

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2017 and subsequently amended by Amendment No. 1 filed with the SEC on January 3, 2018 and Amendment No. 2 filed with the SEC on January 5, 2018 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Repros Therapeutics Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Celestial Merger Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Allergan Sales, LLC, a Delaware limited liability company (“Parent”), and a wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company for a purchase price of  $0.67 per Share in cash, without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2017 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence at the end of the first paragraph of the subsection entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Potential for Future Arrangements” to read as follows:”

“To Repros’ knowledge, there have been no discussions or communications between Allergan, Parent, Purchaser or any of their affiliates, on one hand, and any officer or director of Repros, on the other hand, regarding the provision by such individuals of any future services to Allergan, Parent, Purchaser or any of their affiliates.”

Item 4. The Solicitation or Recommendation

1.       Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence at the end of the twenty-fourth paragraph of the subsection entitled “Item 4. The Solicitation or Recommendation — Background of the Transaction” to read as follows:

“Neither this non-disclosure agreement, nor any other non-disclosure agreement executed by Repros with any party, contained any so-called “don’t ask, don’t waive” provision that would prevent Repros’ counterparty to such non-disclosure agreement from making a superior offer to acquire Repros following the announcement of the proposed transaction with Allergan.”

2.       Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the last sentence of the first paragraph of the subsection entitled “Item 4. The Solicitation or Recommendation — Opinion of Stifel, Nicolaus & Company, Incorporated — Sum-of-the-Parts Discounted Cash Flow Analysis” to read as follows:

“Stifel discounted each set of projected cash flows used in its analysis to present values using discount rates of 14.0% to 16.0%, based on Repros’ weighted average cost of capital, considering Repros’ company-specific circumstances and Stifel’s judgment, including a review of the unlevered betas of selected publicly traded companies that had a substantial portion of revenue driven by royalties and / or royalty-like arrangements and equity values less than $1 billion.”

3.       Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in their entirety the second and the third sentences of the second paragraph of the subsection entitled “Item 4. The Solicitation or Recommendation — Opinion of Stifel, Nicolaus & Company, Incorporated — Sum-of-the-Parts Discounted Cash Flow Analysis” to read as follows:

“Stifel then calculated a range of implied equity values for Repros by adding Repros net cash, which Stifel defined as total cash and equivalents less total debt, as of November 30, 2017, which amounts were provided by Repros management as follows: total unrestricted cash and equivalents at November 30, 2017: $1,058,730; total debt at November 30, 2017: $0. Stifel then calculated a range of implied equity values per share utilizing the diluted shares outstanding (39,718,198 as of November 30, 2017 as provided by Repros management based on Repros’ basic shares, options and unvested RSUs and as informed by the resultant price per share using the Treasury Stock Method).”

4.       Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence at the end of the first paragraph of the subsection entitled “Item 4. The Solicitation or Recommendation — Opinion of Stifel, Nicolaus & Company, Incorporated — Other Information — Premium Paid Analysis” to read as follows:

“The premiums paid on such transactions ranged from 38.7% to 210.3% of the target companies’ closing share prices for the one trading day prior to the announcement, from 25.8% to 164.7% of the target companies’ average closing share prices for the twenty trading days prior to the announcement and from (9.1)% to 184.4% of the target companies’ average closing share prices for the sixty trading days prior to the announcement.”

5.       Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the table below the sixth paragraph of the subsection entitled “Item 4. The Solicitation or Recommendation — Certain Financial Projections” to read as follows:

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
	(US$ in millions)
US Patent Litigation Revenue(1)	—	—	$4.2	$3.6	$5.2	$5.8	$6.3	$6.9	$7.5	$7.8	—	—	—
EU Patent Litigation Revenue(2)	—	—	$3.8	$1.3	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	—	—	—
Enclomiphene Revenue(3)	$6.8	—	$0.2	$0.6	$1.5	$3.0	$5.6	$7.2	$9.0	$10.7	$12.4	$12.4	$12.4
Total Revenue	$6.8	—	$8.3	$5.5	$7.8	$9.8	$13.0	$15.2	$17.5	$19.6	$12.4	$12.4	$12.4
Unallocated G&A	$(1.9)	$(2.0)	$(1.4)	$(1.4)	$(1.4)	$(1.5)	$(1.5)	$(1.6)	$(1.6)	$(1.7)	$(0.9)	$(0.9)	$(1.0)
Operating Income	$4.9	$(2.0)	$7.0	$4.1	$6.4	$8.3	$11.5	$13.6	$15.9	$17.9	$11.5	$11.5	$11.5
Income Tax Expense(4)	$(1.9)	$0.8	$(2.8)	$(1.6)	$(2.5)	$(3.3)	$(4.6)	$(5.5)	$(6.3)	$(7.2)	$(4.6)	$(4.6)	$(4.6)
Unlevered Free Cash Flow	$2.9	$(1.2)	$4.2	$2.5	$3.8	$5.0	$6.9	$8.2	$9.5	$10.8	$6.9	$6.9	$6.9

(1)	Repros would pursue litigation to recoup damages relating to patent infringement. Payments would be structured as royalties on third party products sold in the US that infringe on Repros’ patents. Projected royalties received through patent life of 2027, with no payments thereafter. Projections assume judgment/settlement of litigation in mid-2020, with a royalty back payment paid at that time.

(2)	Repros would pursue litigation to recoup damages relating to patent infringement. Payments would be structured as royalties on third party products sold in the EU that infringe on Repros’ patents. Projected royalties received through patent life of 2027, with no payments thereafter. Projections assume judgment/settlement of litigation in mid-2020, with a royalty back payment paid at that time.

(3)	Repros would pursue partnering of the enclomiphene program in Europe. Payments would be structured as an up-front payment in 2018 and royalties on net sales thereafter through patent life of 2030, with no payments thereafter. Repros did not project any payments related to the enclomiphene program outside of Europe.

(4)	Assumes a tax rate of 40.0% and no available net operating losses (NOLs) with benefit occurring in the year such tax is incurred.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPROS THERAPEUTICS INC.

By:	/s/ Larry M. Dillaha, M. D
Name:	Larry M. Dillaha, M. D.
Title:	President, Chief Executive Officer
Date:	January 19, 2018

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